Item 77M
The Munder Intermediate Bond Fund, a series of Munder Series Trust, was reorganized with and into the Munder Bond Fund, a separate series of Munder Series Trust. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on May 13, 2008. The transaction was completed on June 13, 2008.